Pillsbury Winthrop Shaw Pittman LLP Shanghai Representative Office

Suite 3001, 30th Floor, Jing An Kerry Center, Tower 2, 1539 Nanjing Road West  |  Shanghai 200041  |  People’s Republic of China

Tel +86.21.6137.7999  |  fax +86.21.6137.7900

Jia Yan Tel: 86.21.6137.7980 jia.yan@pillsburylaw.com

August 1, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn:
Isabel Rivera
Pam Howell
Ameen Hamady
Kristina Marrone

Re:	STARRY SEA ACQUISITION CORP Amendment No. 3 to Registration Statement on Form S-1 Filed July 31, 2025 File No. 333-287976

Dear Ms. Rivera, Ms. Howell, Mr. Hamady and Ms. Marrone,

On behalf of our client, STARRY SEA ACQUISITION CORP, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 31, 2025 (the “Comment Letter”), with respect to the Company’s registration statement on Form S-1 filed with the Commission on June 12, 2025 (as amended on July 7, 2025, July 25, 2025 and July 31, 2025, the “Registration Statement”).

Concurrently with the transmission of this letter, the Company is filing Amendment No.4 to the Registration Statement (the “Amendment”) with the Commission through EDGAR, which reflects the Company’s responses to the comments provided by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Pillsbury Winthrop Shaw Pittman LLP Shanghai Representative Office

Suite 3001, 30th Floor, Jing An Kerry Center, Tower 2, 1539 Nanjing Road West  |  Shanghai 200041  |  People’s Republic of China

Tel +86.21.6137.7999  |  fax +86.21.6137.7900

Jia Yan Tel: 86.21.6137.7980 jia.yan@pillsburylaw.com

Amendment No. 3 to Registration Statement on Form S-1 filed July 31, 2025

Exhibits

1.

We note the revised legality opinion filed as Exhibit 5.1. We note that certain provisions of the directors’ certificate, upon which counsel relied without further verification, either assume away the relevant issue or assume away facts that underlie the opinion or are readily ascertainable. For instance, we note paragraphs 3, 4, 5, 10, 12, and 17. Please revise to remove these provisions or advise. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and has filed an amended Cayman Islands counsel opinion (including a revised director’s certificate) accordingly. The Company further advises that, pursuant to its Cayman Islands legal counsel, Maples and Calder (Hong Kong) LLP (“Maples”), most of the paragraphs identified in the Staff’s comment have been removed. However, the latter portion of paragraph 3 (which does not conflict with the Staff’s comments) and the entirety of former paragraph 10 (now renumbered as paragraph 8) have been reinstated.

With respect to former paragraph 10 (now paragraph 8), Maples respectfully advises the Staff as follows:

(a)	While public searches in the Cayman Islands (e.g., court register, director register) may confirm certain aspects of a company’s status, they do not disclose whether there are pending legal, arbitral, or administrative proceedings, nor do they reveal whether internal steps have been taken toward liquidation, restructuring, or the appointment of a receiver. Many of these actions—particularly those initiated internally by directors or shareholders, such as the passage of resolutions to wind up the company—may not be reflected in the public record until formal filings are made and accepted by the Cayman court;

(b)	Accordingly, factual confirmation from the Company’s directors is necessary to establish that the Company is not subject to any such proceedings or internal actions that may affect its legal status or capacity. The purpose of the language in former paragraph 10 (now renumbered as paragraph 8) is not to assume or imply that the Company is involved in insolvency or bankruptcy proceedings—which would be inconsistent with applicable regulatory requirements—but rather to confirm the absence of such matters. This confirmation is a statement of fact, not a legal assumption, and is essential to support the legal opinion that the Company is in good standing and has the requisite capacity and authority to enter into the relevant transactions.

Please do not hesitate to contact Jia Yan at 86 (021) 6137-7980 or jia.yan@pillsburylaw.com, or Tianze Ma at 86 (010) 8572-1117 or tianze.ma@pillsburylaw.com of Pillsbury Winthrop Shaw Pittman LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Pillsbury Winthrop Shaw Pittman LLP
Pillsbury Winthrop Shaw Pittman LLP

cc:	Yan Liang, Chief Executive Officer Kong Wai Yap, Chief Financial Officer